**E.K. WALLACE SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

| | |
|---|---|
| REVENUE | |
| Investment banking | $ - |
| | |
| GENERAL AND ADMINISTRATIVE EXPENSES | |
| Compensation and benefits | 3,496 |
| Professional services | 20,837 |
| Occupancy and equipment | 8,904 |
| Licenses and registration | 2,240 |
| Insurance | 711 |
| IT, data and communications | 410 |
| Other expenses | 207 |
| | |
| Total expenses | 36,805 |
| | |
| NET LOSS | $ (36,805) |

See accompanying notes.